================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date: April 30, 2004

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004

               MAXCOM TELECOMUNICACIONES 1ST QUARTER 2004 RESULTS

- REVENUES INCREASED 6% OVER 1Q03 AND DECREASED 13% OVER 4Q03 DUE TO NON-RECURRING CAPACITY REVENUES INCLUDED IN THE 4Q03

-     POSITIVE EBITDA FOR THE 4TH CONSECUTIVE QUARTER

-     LAST FOUR QUARTERS EBITDA AT PS$151.2 MILLION

-     LINES IN SERVICE INCREASED 7% OVER 1Q03 AND 1% OVER 4Q03

-     NUMBER OF CUSTOMERS GREW 8% OVER 1Q03 AND 1% OVER 4Q03

LINES:

The number of lines in service at the end of 1Q04 increased 7% to 138,829 lines, from 129,982 lines at the end of 1Q03, and 1% when compared to 137,544 lines in service at the end of 4Q03. Out of the total outstanding lines at the end of 1Q04, 6,970 lines, or 5% were from Wholesale customers, which compares to 5,090 lines, or 4% at the end of 1Q03, and 6,850 lines, or 5% at the end of 4Q03.

During 1Q04 lines construction was higher by 53% at 2,872 lines, from 1,873 constructed lines in the same period of 2003; and by 133% when compared to 1,232 constructed lines during 4Q03.

During 1Q04, 10,029 new lines were installed, 36% below the 15,591 lines installed during 1Q03. When compared to 4Q03, the number of installations increased 3% from 9,694 lines.

During 1Q04, the monthly churn rate was 2.2%, lower than the 2.9% monthly average churn during 1Q03. When compared to 4Q03, churn rate decreased from 2.4%. Voluntary churn in 1Q04 resulted in the disconnection of 2,429 lines, a rate of 0.6%, the same rate registered in 4Q03 with 2,273 disconnected lines. Involuntary churn resulted in the disconnection of 6,195 lines, a rate of 1.6%, which is lower than the 7,029 disconnected lines, or 1.8% during 4Q03.

During 1Q04, net additions for Wholesale customers were positive in 120 lines, which compares to 610 positive net additions during 1Q03 and to 70 negative net additions during 4Q03.

CUSTOMERS:

Total customers grew 8% to 102,332 at the end of 1Q04, from 94,446 at the end of 1Q03, and 1% when compared to 101,137 customers as of the end of 4Q03.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 4% from 1Q03 and 1% when compared to 4Q03;
(ii) in Puebla customers grew 13% from 1Q03 and 1% when compared to 4Q03; and,
(iii) in Queretaro, the number of customers increased 3% from 1Q03 and decreased 1% when compared to 4Q03.

The change in the number of customers by category was the following: (i) business customers decreased by 1% from 1Q03 and increased 1% when compared to 4Q03; and, (ii) residential customers increased by 9% from 1Q03 and by 1% from 4Q03.

In our 4Q03 Earnings Report we misstated the number of customers for 3Q03. The customers count for the last six quarters is:

CUSTOMERS          4Q02         1Q03         2Q03         3Q03         4Q03         1Q04
---------          ----         ----         ----         ----         ----         ----
Business           3,934        3,795        3,738        3,722        3,734        3,753
Residential       86,016       90,651       94,569       96,710       97,403       98,579
                  ------       ------       ------       ------       ------       ------
  TOTAL           89,950       94,446       98,307      100,432      101,137      102,332
                  ------       ------       ------       ------       ------       ------
Mexico            43,185       45,136       46,148       46,395       46,536       47,079
Puebla            44,813       46,926       49,570       51,424       52,121       52,805
Queretaro          1,952        2,384        2,589        2,613        2,480        2,448
                  ------       ------       ------       ------       ------       ------



                                                                             1/6

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004

REVENUES:

Revenues for 1Q04 increased 6% to Ps$187.3 million, from Ps$176.8 million reported in 1Q03. Voice revenues for 1Q04 increased 3% to Ps$158.4 million, from Ps$153.4 million during 1Q03, driven by a 7% increase in voice lines partially offset by a 3% decrease in ARPU. Data revenues for 1Q04 were Ps$10.5 million (including Ps$3.3 million of non-recurring revenues from the installation of back-bone capacity to a single customer, for which the recurring revenue for this new lease of capacity agreement will be US$5.5 thousand per month for 108 months) and contributed 2% of total revenues; during 1Q03 data revenues were Ps$4.2 million. Wholesale revenues for 1Q04 were Ps$18.4 million, a 4% decrease from Ps$19.2 million in 1Q03.

Revenues for 1Q04 decreased 13% to Ps$187.3 million, from Ps$215.8 million reported in 4Q03. Voice revenues for 1Q04 decreased 1% to Ps$158.4 million, from Ps$159.4 million during 4Q03. Data revenues in 1Q04 decreased 65% to Ps$10.5 million (including Ps$3.3 million non-recurring revenues from the installation of back-bone capacity to a single customer) from Ps$30.0 million during 4Q03, when we recognized non-recurring revenues of Ps$23.7 from one single customer. During 1Q04, revenues from Wholesale customers decreased 30% to Ps$18.4 million, from Ps$26.4 million in 4Q03.

COST OF NETWORK OPERATION:

Cost of Network Operation in 1Q04 was Ps$68.0 million, with no change when compared to Ps$67.8 million in 1Q03. Over the same period, outbound traffic grew 2%, showing an improvement on a cost per minute basis. The Ps$0.2 million increase in Cost of Network Operation was generated by: (i) Ps$1.3 million, or 3% decrease in network operating services, mainly driven by Ps$3.1 million higher calling party pays charges as traffic increased and a higher number of lines were in service, together with Ps$1.0 million higher cost of circuits and ports, partially offset by a Ps$5.1 million reduction of long distance reselling cost as a result of lower reselling rates and better routing of long distance traffic, and Ps$0.3 million lower cost of our AsistelMax service; (ii) Ps$5.6 million, or 44% increase in technical expenses basically as a consequence of higher maintenance costs; and, (iii) Ps$4.1 million or 64% decrease installation expenses and cost of disconnected lines.

Cost of Network Operation decreased 12% quarter-over-quarter when compared to Ps$77.1 million in 4Q03. Network operating services decreased Ps$0.3 million, or 1% as a result of the combined effect of Ps$1.1 million higher calling party pays charges, as traffic increased, and Ps$1.4 million lower long distance reselling cost as a result of lower reselling rates and better routing of long distance traffic. Technical expenses remained even at Ps$18.3 million, and installation expenses and cost of disconnected lines decreased Ps$8.8 million, or 79%. The reduction in installation expenses is the result of the recognition in 4Q03 of installation charges associated with the installation of capacity to one single customer. When we compare cost per minute on a traffic-related cost basis, cost per minute improved as outbound traffic increased 2% while network operating services remained at the same level that in 1Q03. On a cost per minute basis, there was no improvement when compared to the previous quarter, as outbound traffic decreased 21% while Cost of Network Operation decreased 12%.

Gross margin improved from 62% in 1Q03 to 64% in 1Q04, which also was at the same level of 4Q03.

SG&A:

SG&A expenses were Ps$79.3 million in 1Q04, which compares favorably to Ps$113.5 million in 1Q03. The 30% decrease was mainly driven by: (i) lower salaries, wages and benefits of Ps$27.9 million originated by the severance expense recognized in March 2003 as part of our restructuring process; (ii) lower leases of Ps$5.2 million; (iii) lower bad debt reserve of Ps$3.4 million; and, (iv) lower sales commissions of Ps$0.8 million. Lower expenses were partially offset by: (i) higher consulting fees of Ps$1.0 million; (ii) higher maintenance expenses of Ps$1.0 million; and, (iii) higher general, advertising and insurance expenses of Ps$1.1 million.

SG&A expenses in 1Q04 decreased 11%, from Ps$89.6 million in 4Q03. This variation was mainly driven by: (i) lower salaries, wages and benefits of Ps$13.7 million; (ii) lower leases and maintenance of Ps$2.0 million; and, (iii) lower consulting fees of Ps$0.5 million. Lower expenses were partially offset by: (i) higher advertising expenses of Ps$1.2 million; (ii) higher bad debt reserve of Ps$1.2 million; (iii) higher sales commissions of Ps$1.0 million; and, (iv) higher general and insurance expenses of Ps$2.5 million.


                                                                             2/6

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004

EBITDA:

EBITDA for 1Q04 was positive Ps$40.1 million, compared to negative Ps$4.5 million reported in 1Q03, and positive Ps$49.2 million registered in 4Q03. EBITDA margin improved from negative 3% in 1Q03 to positive 23% in 3Q03, and declined to positive 21% in 1Q04.

This is the 4th consecutive quarter that Maxcom reports positive EBITDA. Cumulative EBITDA for the last four quarters was Ps$151.2 million.

CAPITAL EXPENDITURES:

Capital Expenditures for 1Q04 were Ps$23.0 million, a 32% decrease when compared to Ps$33.9 million in 1Q03, and a 13% decrease when compared to Ps$26.5 million in 4Q03.

CASH POSITION:

Maxcom's cash position at the end of 1Q04 was Ps$50.7 million in Cash and Cash Equivalents, compared to Ps$48.1 million at the end of 1Q03. Cash and Cash Equivalents at the end of 4Q03 were Ps$42.4 million.

RECENT DEVELOPMENTS:

On March 26, 2004, the Federal Communications Commission (FCC) granted Maxcom USA, Inc., a wholly owned subsidiary of Maxcom Telecomunicaciones, a license to provide international telecommunications services in the United States (License
214). The license granted will allow Maxcom to expand its current service offering and business capabilities.

RECENT ACCOUNTING PRONOUNCEMENTS:

The provisions of Statement C-15 "Impairment of the Value of Long-Lived Assets and their disposal", issued by the Mexican Institute of Public Accountants ("MIPA"), went into effect on January 1, 2004. That statement establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease of value of long-lived tangible and intangible assets, including goodwill. We carried out as of January 1, 2004, a study to determine value in use of our long-lived assets. Such study identified a Ps$56.9 million impairment loss, which was recorded in the Income Statement for the period commencing on January 1, 2004.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

     JOSE-ANTONIO SOLBES                             LUCIA DOMVILLE
  Maxcom Telecomunicaciones                  Citigate Financial Intelligence
     Mexico City, Mexico                              Hoboken, NJ
     (52 55) 5147 1125                              (201) 499-3548
investor.relations@maxcom.com                lucia.domville@citigatefi.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                   (Tables and Financial Statements to follow)


                                                                             3/6

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004

LINES                      1Q03         4Q03         1Q04       VS. 1Q03      VS. 4Q03
-----                      ----         ----         ----       --------      --------
Business Lines            22,505       24,305       24,700           10%            2%
Residential Lines        102,387      106,389      107,159            5%            1%
                         -------      -------      -------       ------        ------
  Total Voice Lines      124,892      130,694      131,859            6%            1%
  Wholesale                5,090        6,850        6,970           37%            2%
                         -------      -------      -------       ------        ------
    TOTAL                129,982      137,544      138,829            7%            1%
                         =======      =======      =======       ======        ======

CUSTOMERS                   1Q03         4Q03         1Q04      VS. 1Q03      VS. 4Q03
---------                   ----         ----         ----      --------      --------
Business                   3,795        3,734        3,753          -1%             1%
Residential               90,651       97,403       98,579           9%             1%
                         -------      -------      -------       ------        ------
    TOTAL                 94,446      101,137      102,332           8%             1%
                         -------      -------      -------       ------        ------
Mexico                    45,136       46,536       47,079           4%             1%
Puebla                    46,926       52,121       52,805          13%             1%
Queretaro                  2,384        2,480        2,448           3%            -1%
                         =======      =======      =======       ======        ======

TRAFFIC                        1Q03                                4Q03                                1Q04
-------           -------------------------------     -------------------------------     -------------------------------
MILLION MINUTES   JAN      FEB      MAR     TOTAL     OCT      NOV      DEC     TOTAL     JAN      FEB      MAR     TOTAL
---------------   ---      ---      ---     -----     ---      ---      ---     -----     ---      ---      ---     -----
Inbound           65.1     63.0     68.9    197.0     71.2     66.6     63.4    201.2     64.0     61.5     72.5    198.0
Outbound         127.9    121.6    139.1    388.6    215.2    156.5    126.0    497.7    120.7    114.4    159.6    394.7

Outbound Local      94%      95%      95%      95%      96%      96%      95%      96%      96%      96%      95%      96%
Outbound LD          6%       5%       5%       5%       4%       4%       5%       4%       4%       4%       5%       4%
                 -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----

ARPU (US$)               1Q03          4Q03          1Q04        VS. 1Q03      VS. 4Q03
----------               ----          ----          ----        --------      --------
BUSINESS
  Monthly Charges         24.87         23.20         20.02          -20%           -14%
  Usage                   42.46         46.92         47.01           11%             0%
                       --------      --------      --------       ------         ------
  Subtotal                67.33         70.12         67.03            0%            -4%
  Non-recurring            2.87          2.29          3.29           15%            44%
                       --------      --------      --------       ------         ------
TOTAL BUSINESS         $  70.20      $  72.41      $  70.32            0%            -3%
                       --------      --------      --------       ------         ------
RESIDENTIAL
  Monthly Charges         16.43         16.80         15.93           -3%            -5%
  Usage                   11.45         12.04         11.84            3%            -2%
                       --------      --------      --------       ------         ------
  Subtotal                27.88         28.84         27.77            0%            -4%
  Non-recurring            2.62          0.17          1.22          -53%           618%
                       --------      --------      --------       ------         ------
TOTAL RESIDENTIAL      $  30.50      $  29.01      $  28.99           -5%             0%
                       --------      --------      --------       ------         ------
COMPANY
  Monthly Charges         18.00         18.02         16.70           -7%            -7%
  Usage                   17.24         18.68         18.46            7%            -1%
                       --------      --------      --------       ------         ------
  Subtotal                35.24         36.70         35.16            0%            -4%
  Non-recurring            2.66          0.57          1.61          -39%           182%
                       --------      --------      --------       ------         ------
TOTAL COMPANY          $  37.91      $  37.27      $  36.77           -3%            -1%
                       --------      --------      --------       ------         ------


                                                                             4/6

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF MARCH 31, 2004 AND
                          THOUSANDS OF US DOLLARS "$")

                                                      MARCH 31, 2003             DECEMBER 31, 2003             MARCH 31, 2004
                                                      --------------             -----------------             --------------
                                                   PESOS       US DOLLARS       PESOS       US DOLLARS       PESOS       US DOLLARS
                                                   -----       ----------       -----       ----------       -----       ----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                      Ps    39,158   $     3,511   Ps    42,357   $     3,797   Ps    50,684   $     4,544
Restricted cash                                       8,937           801             --            --             --            --
                                               ------------   -----------   ------------   -----------   ------------   -----------
                                                     48,095         4,312         42,357         3,797         50,684         4,544
Accounts receivable:
  Customers, net of allowance                       116,036        10,403        118,410        10,616        133,369        11,957
  Value added tax refundable                            384            34             --            --             --            --
  Other sundry debtors                                7,823           701          9,901           888         14,115         1,265
                                               ------------   -----------   ------------   -----------   ------------   -----------
                                                    124,243        11,138        128,311        11,504        147,484        13,222

Inventory                                            20,759         1,861         18,725         1,679         18,072         1,620
Prepaid expenses                                     48,939         4,388         54,458         4,882         61,127         5,480
                                               ------------   -----------   ------------   -----------   ------------   -----------
    Total current assets                            242,036        21,699        243,851        21,862        277,367        24,866

Frecuency rights, Net                               108,500         9,727         97,703         8,759         96,017         8,608
Telephone network systems & Equipment, Net        1,640,309       147,063      1,560,290       139,887      1,469,696       131,768
Preoperating expenses, Net                          207,734        18,624        182,297        16,344        173,528        15,557
Intangible Assets, Net                              438,368        39,301        396,679        35,564        378,653        33,948
Other assets                                         30,906         2,771         28,577         2,562         26,360         2,363
                                               ------------   -----------   ------------   -----------   ------------   -----------
    Total assets                               Ps 2,667,853   $   239,185   Ps 2,509,397   $   224,978   Ps 2,421,621   $   217,110
                                               ============   ===========   ============   ===========   ============   ===========

LIABILITIES
CURRENT LIABILITIES:
Interest Payable                               Ps     9,398   $       843   Ps     4,777   $       428   Ps     9,346   $       838
Accrued expenses and other accounts payable         154,765        13,876        127,124        11,397        150,297        13,475
Customers deposits                                    3,035           272          2,164           194          2,107           189
Payroll and other taxes payable                      21,930         1,966         58,712         5,264         54,310         4,869
                                               ------------   -----------   ------------   -----------   ------------   -----------
    Total current liabilities                       189,128        16,957        192,777        17,283        216,060        19,371

LONG-TERM LIABILITIES:
Senior notes, net                                 2,007,421       179,973      2,041,405       183,020      1,996,921       179,032
Notes payable                                         5,013           449         13,208         1,184         14,362         1,288
                                               ------------   -----------   ------------   -----------   ------------   -----------
    Total liabilities                          Ps 2,201,562   $   197,379   Ps 2,247,390   $   201,487   Ps 2,227,343   $   199,691
                                               ============   ===========   ============   ===========   ============   ===========

SHAREHOLDERS' EQUITY

Capital stock                                     1,778,657       159,464      1,778,657       159,464      1,778,657       159,464
Additional paid-in capital                              444            40          1,490           134          1,490           134
Accumulated deficit                              (1,145,497)     (102,698)    (1,145,497)     (102,698)    (1,518,140)     (136,107)
Net loss for the period                            (167,313)      (15,000)      (372,643)      (33,409)       (67,729)       (6,072)
                                               ------------   -----------   ------------   -----------   ------------   -----------
    Total shareholders' equity (deficit)       Ps   466,291   $    41,806   Ps   262,007   $    23,491   Ps   194,278   $    17,419
                                               ============   ===========   ============   ===========   ============   ===========

                                               Ps 2,667,853   $   239,185   Ps 2,509,397   $   224,978   Ps 2,421,621   $   217,110
                                               ============   ===========   ============   ===========   ============   ===========

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF MARCH 31, 2004 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.1540 PER US$1.00.


                                                                             5/6

  1Q04                                                             [MAXCOM LOGO]
EARNINGS
 REPORT
--------------------------------------------------------------------------------
APRIL 30, 2004


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2003 AND 2004 QUARTERLY PERIODS

(THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF MARCH 31, 2004 AND
                          THOUSANDS OF US DOLLARS "$")

                                                  JANUARY 1 TO                 OCTOBER 1 TO                     JANUARY 1 TO
                                                 MARCH 31, 2003              DECEMBER 31, 2003                 MARCH 31, 2004
                                                 --------------              -----------------                 --------------
                                           PESOS      US DOLLARS   %      PESOS      US DOLLARS   %      PESOS      US DOLLARS   %
                                           -----      ----------   -      -----      ----------   -      -----      ----------   -
Voice                                       153,438      13,756    87%     159,412      14,292    74%     158,376      14,199    84%
Data                                          4,176         374     2%      30,006       2,690    14%      10,527         944     6%
Wholesale                                    19,174       1,719    11%      26,411       2,368    12%      18,429       1,652    10%
                                        -----------   ---------   ---   ----------   ---------   ---   ----------   ---------   ---
TOTAL REVENUES                          Ps  176,788   $  15,849   100%  Ps 215,829   $  19,350   100%  Ps 187,332   $  16,795   100%

  Network operating services                 48,685       4,365    28%      47,708       4,277    22%      47,423       4,252    25%
  Technical expenses                         12,717       1,140     7%      18,349       1,645     9%      18,309       1,641    10%
  Installation expenses                       6,377         572     4%      11,036         989     5%       2,272         204     1%
                                        -----------   ---------         ----------   ---------         ----------   ---------
  COST OF NETWORK OPERATION                  67,779       6,077    38%      77,093       6,911    36%      68,004       6,097    36%

GROSS PROFIT                                109,009       9,772    62%     138,736      12,439    64%     119,328      10,698    64%

  SG&A                                      113,517      10,177    64%      89,560       8,029    41%      79,264       7,106    42%
                                        -----------   ---------         ----------   ---------         ----------   ---------
EBITDA                                       (4,508)       (405)   -3%      49,176       4,410    23%      40,064       3,592    21%

  Depreciation and amortization              93,519       8,384             56,334       5,051             85,529       7,668
                                        -----------   ---------         ----------   ---------         ----------   ---------
OPERATING LOSS                              (98,027)     (8,789)            (7,158)       (641)           (45,465)     (4,076)

COMPREHENSIVE (INCOME) COST OF
  FINANCING:

  *Interest expense                           6,421         576              5,058         453              4,875         437
  **Interest income                             203          18              1,293         116              1,201         108
  Exchange (income) loss, net                85,613       7,675             58,725       5,266            (15,784)     (1,416)
  Gain on net monetary position             (25,029)     (2,244)           (35,074)     (3,145)           (28,367)     (2,543)
                                        -----------   ---------         ----------   ---------         ----------   ---------
                                             67,208       6,025             30,002       2,690            (38,075)     (3,414)

Other income (Expense)                           (6)         (1)              (504)        (45)              (192)        (17)

INCOME (LOSS) BEFORE TAXES                 (165,229)    (14,813)           (36,656)     (3,286)            (7,198)       (645)

Provisions for:
  Asset Tax                                   1,742         156              5,899         529              3,167         284
  Income Tax & Profit Sharing                   342          31                 79           7                464          42
                                        -----------   ---------         ----------   ---------         ----------   ---------
  Total Provisions                            2,084         187              5,978         536              3,631         326

Impairment loss                                  --          --                 --          --             56,900       5,101

NET INCOME (LOSS)                       Ps (167,313)  $ (15,000)        Ps (42,634)  $  (3,822)        Ps (67,729)  $  (6,072)
                                        ===========   =========         ==========   =========         ==========   =========

NOTES TO FINANCIAL STATEMENTS:

*     INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING

**    INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF MARCH 31, 2004 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.1540 PER US$1.00.


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